

May 10, 2010

Via U.S. Mail

Mr. B. Geoffrey Scales
President
Northumberland Resources, Inc.
357 University Avenue
Charlottetown, Prince Edward Island
Canada C1A 4M9

> **Re:** **Northumberland Resources, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 21, 2010**
> **File No. 333-165373**

Dear Mr. Scales:

We have reviewed your response letter and amended filing, and we have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of our Business, page 2

1. We note your response to comment four from our letter dated April 6, 2010, and we reissue such comment. We note that you refer to a shareholder loan facility in several places, including at pages 3, 5, 38, and 39. However, you do not refer to the fact that your sole officer and director is providing such facility until the notes to your financial statements. Please revise to provide prominent disclosure of this fact the first time you refer to the facility, and briefly mention this fact in each subsequent reference.

Dilution, page 15

2.   We note your response to prior comment ten and reissue such comment. You disclose at
        pages 47-48 that you originally sold, for $0.02 per share, the 2,127,500 shares that you are
        now registering for resale by your selling shareholders at $0.04 per share, or double the
        price. Therefore, you should provide the dilution disclosure required by Item 506 of
        Regulation S-K. In addition, your current disclosure only states that your *existing*
        shareholders will suffer no dilution. This disclosure should focus on the dilution to
        purchasers in your public offering. Please revise.

Employees, page 32

3.   We note your response to prior comment seventeen. Please revise your registration
        statement to reflect the fact that Mr. Stunden is the Secretary of your company. For
        example, your statement that you "have no employees other than our sole officer and
        director" does not appear accurate given your response. In addition, it appears that Mr.
        Stunden is related to Eleanor Stunden-Bourgaize, a first cousin of Mr. Scales and a selling
        shareholder. Please advise us why you have not included any reference to Mr. Studen or
        revise each relevant section of your registration statement to fully disclose his role in the
        company.

Exhibit 23.1 – Consent of LBB & Associates Ltd., LLP

4.   We note you did not file a consent from your accounting firm on this Form S-1/A, and your
        most recent consent on the original Form S-1 is dated March 4, 2010. Please amend your
        next filing to include a current consent from your independent registered public accounting
        firm.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review. With
your amendment, please furnish a cover letter that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and responses
to our comments.

You may contact Bob Carroll at (202) 551-3362 or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile

         Jill Robbins, Esq.
         (305) 531-1274